

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

Adam Stone
Chief Executive Officer
Aja Holdco, Inc.
51 Astor Place, 10th Floor
New York, New York 10003

> **Re: Aja Holdco, Inc.**
> **Draft Registration Statement on Form S-4**
> **Submitted February 14, 2024**
> **CIK No. 0002006986**

Dear Adam Stone:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

Notice of Extraordinary General Meeting, page i

1. We note that the Dear Shareholders letter contains long sections of what appears to be entire clauses copied and pasted from legal agreements. Please revise to summarize the transactions and agreements described in the letter in plain English. Similarly, revise the entire section on pages 104 through 118.

Market and Industry Data, page iii

2. Your statements that (i) "you are cautioned not to give undue weight to these estimates," (ii) "the accuracy and completeness of such information is not guaranteed," and (iii) "Adagio has not independently verified any third-party information" may imply an inappropriate disclaimer of responsibility with respect to the third party information and internal research. Please revise to clarify that, notwithstanding the foregoing, you believe that this information is reliable.

3. Please revise here and in the business section to explain what you mean by your disclosure on page iv relating to "the novelty of the markets for Adagio's products" or remove this disclosure.

Questions and Answers for Shareholders of Arya

Q. What proposals are shareholders of ARYA being asked to vote upon, page xiv

4. We note that The Adjournment Proposal permits adjournment "if the holders of the Public Shares have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange." Here or elsewhere in the Prospectus, please briefly describe the specific listing rules that could be implicated by redemptions and to provide additional detail regarding the level of redemptions that could cause the New Adagio Common Stock to fail to qualify for listing on a U.S. stock exchange. Include risk factor disclosure to describe material risks to public shareholders seeking to exercise their redemption rights.

Summary

Adagio Business Summary, page 1

5. Please balance your disclosure regarding Adagio in the Summary section to include equally prominent disclosure of the limitations you face in implementing your business strategy, including, but not limited to, the fact that Adagio has incurred net losses in each quarterly and annual period since inception and that it has not yet generated any meaningful revenue.

6. We note your statement that the preliminary data from your clinical trials is "suggestive of outcomes favorable to the current standard of care." Please expand on this statement to briefly describe the current standard of care and the way or ways in which the preliminary data from your clinical trials suggests more favorable outcomes compared to the current standard.

7. Please disclose that Adagio's audit report includes a paragraph related to substantial doubt about the ability of Adagio to continue as a going concern.

8. We note your statement here that "[s]ome of Adagio's products have obtained regulatory approvals in the EU for commercialization" and on page 31 that "Adagio only has one product, iCLAS ULTC catheter and system, which is authorized for commercialization only in the European Union." If true, please revise your Summary section to state that you only have one product that has obtained regulatory approval or otherwise clarify this description.

The ARYA Board's Reasons for the Business Combination, page 5

9. We note your statement here and on page 133 regarding "the support for the implied valuation of Adagio indicated by the commitments obtained from the PIPE Investors." Please clarify what you mean by "the implied valuation indicated by such commitments."

Sponsor Letter Agreement, page 9

10.   We note your disclosure that pursuant to the Sponsor Letter Agreement "each of the Insiders and ARYA agreed to terminate certain existing agreements or arrangements." Please clarify what existing agreements or arrangements will be terminated.

Organizational Structure, page 10

11.   We note that you included your organizational structures before and after the merger. Please revise the post business combination structure to show what percentages of the combined company will be owned by the current officers, directors and shareholders of both ARYA and Adagio, as well as PIPE investors.

Risk Factors
Risks Related to Adagio's Business
Adagio is dependent on limited third-party suppliers and manufacturers, page 40

12.   We note your disclosure that "Adagio relies on third-party suppliers to provide it with certain components of its products, some of which are single-source suppliers." Please identify specific third-party suppliers and briefly describe any contracts with such third-party suppliers, upon which Adagio's business is substantially dependent.

Unfavorable U.S. or global economic conditions as a result of the COVID-19 pandemic, page 46

13.   We note your reference to the potential impact on Adagio's "proteomics product platform." Please revise here and in the Business section to describe this product platform or advise.

Subscription Agreements, page 119

14.   We note that in several sections of your prospectus you refer to the "commitments by certain investors to subscribe for and purchase Class A Ordinary Shares in the open market and not to redeem such shares prior to the Closing Date." Please disclose here and in other appropriate sections of the filing how you will determine the number of shares, also referred to as the "New Adagio Common Stock," to be issued pursuant to the subscription agreements.

Background of the Business Combination, page 123

15.   We note your disclosure that on January 25, 2023, representatives of ARYA provided representatives of Adagio with a draft, non-binding term sheet with respect to the potential business combination, which provided for a $75 million pre-transaction equity value of Adagio. Please expand on this disclosure to explain how the parties arrived at the $75 million pre-transaction equity valuation, including the methodology employed in reaching the valuation. Please provide corresponding disclosure for the other valuations noted in the background section or explain what led to the changes in valuation during the course

of the negotiations. In this regard, we note that between October 18, 2023 and November 28, 2023 it appears the equity value was reduced to $24 million. Finally, please expand on your discussion of the drafts of the business combination agreement to note the equity valuation included in such drafts or that the terms were consistent with the non-binding term sheet.

16. We note your disclosure that during the November 28, 2023 meeting, "ARYA's management and representatives of the Sponsor provided the ARYA directors with an update on Adagio's business, including updates to Adagio's financial projections and refinements to Adagio's go-to-market strategy." Please expand on this disclosure to describe Adagio's original financial projections and go-to-market strategy as well as the changes to such items.

17. We note your discussion relating to three potential business combination targets and seven potential business combination targets on page 122. You identify only Adagio and Amucus as potential acquisition targets in this section. Please identify each potential target and describe any letters of intent or confidentially agreements entered into with these target companies.

18. We note your discussion of the PIPE financing in this section. Please revise your disclosure to discuss whether there were any valuations or other material information about the SPAC, the target, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.

Opinion of ARYA's Financial Advisor, page 136

19. We note your disclosure that in arriving at its opinion, Scalar reviewed certain internal estimates, and other data relating to the business and financial prospects of Adagio that were provided to Scalar by the management of ARYA. We also note your statement that "Scalar also was advised by ARYA's senior management, and Scalar assumed, that the financial projections and other prospective information, including, but not limited to, projections for the timely receipt of governmental, regulatory and other third-party approvals, represented a reasonable basis upon which to evaluate the future business and financial prospects of Adagio." Please clarify if Scalar received and reviewed financial projections in connection with arriving at its opinion. If so, please disclose such projections and qualitatively and quantitatively describe all material assumptions underlying such projections.

Opinion of ARYA's Financial Advisor
Selected Precedent Financings and M&A Transactions Analysis, page 141

20. We note your statement that "Scalar selected these financings and M&A transactions based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources." Please revise to clarify the specific selection criteria used to create the list

of precedent financing and M&A transactions. Additionally, please note whether there were any financing or M&A transactions that met the selection criteria but were excluded from the list of precedent transactions.

Unaudited Pro Forma Condensed Combined Financial Information, page 166

21. Please expand your disclosures here or within Note 1 to provide a clear description of all material components of Business Combination Agreement in addition to the Subscription Agreements and any other material agreements as required by Article 11-02(a)(2) of Regulation S-X. In this regard, also particularly provide discussions about the conversion of both entity's equity outstanding prior to the closing.

Note 2. Basis of Pro Forma Presentation, page 172

22. We note your conclusion that ARYA will be the accounting acquirer and Adagio will be the accounting acquiree resulting in the use of the accounting method of accounting in accordance with ASC 805. We further note that this conclusion is based, in part, on your assessment that Adagio is considered a Variable Interest Entity (VIE) upon consummation of the business combination due to the amount of "expected cash on hand resulting in the equity at risk being considered insufficient for Adagio to finance its activities without additional subordinated financial support." Please provide us with your detailed analysis of Adagio's anticipated facts and circumstances at the closing of the business combination with specific reference to the authoritative literature that supports your position. Refer to ASC 810-10-25-37 and ASC 810-10-15-14 for guidance. In this regard, we note that prior to the closing of the business combination, Adagio's October 2022 convertible notes, warrants, and convertible preferred stock all convert into Adagio's common stock. Lastly, please include in your response an accounting acquirer analysis under ASC 805-10-55-11 through ASC 805-10-55-15.

23. Please revise your tabular presentation of the pro forma shares of New Adagio Common Stock outstanding to exclude all dilutive securities and present the dilutive securities to be outstanding with the closing in a separate table or footnote disclosure by type and by holder. Also address the need to disclose the New Adagio options issued to Adagio option holders within Note 6. In this regard, we note the Sponsor Earn-Out Shares will be subject to a vesting criteria and Adagio's options will be converted into New Adagio options. Also, separately present the shares to be acquired by the Perceptive PIPE Investor from the other PIPE Investors, as it would appear that the Perceptive PIPE Investor has an existing relationship with Adagio prior to the Business Combination. Refer to your disclosures on page 262, which notes CVF LLC, the Preceptive PIPE Investor, is a holder of more than 5% of Adagio's capital stock.

Business of Adagio and Certain Information about Adagio, page 202

24.   Please revise this section to disclose the following:
  - In regard to Adagio's product approved in the EU, please disclose if you are seeking EU approval for your other products and if not, why not.
  - In regard to Adagio's aspiration to receive FDA approval in the USA, clearly disclose which of your three products you are seeking the FDA approval for.
  - Clarify in what "select European markets" Adagio has commercially launched its iCLAS Cryoablation System, as referenced on page 231.
  - Clarify where Adagio's 97 full-time employees are located, as referenced on page 230.
  - Clarify the basis for your belief that "Adagio's future success is largely dependent on its ability to successfully develop and commercialize in the United States its pipeline products," as stated on page 32, because it appears that even though Adagio's product launched in the EU in 2020, the company only achieved combined sales of less than $0.5 million in the fiscal years 2021 and 2022.

Market Opportunity, page 202

25.   Please provide the source or basis for the valuations, growth rates and estimates included in this section or note these statements are the belief of management. With respect to the CAGRs listed on page 203, please discuss any material assumptions underlying these projections.

Current Ablation Catheter Technology Landscape, page 210

26.   Please expand on your disclosure to explain the CIRCA-DOSE randomized clinical trial, including who conducted the trial and when it was performed.

Key Benefits of ULTC, page 213

27.   We note your statement that "[w]hile still at an early stage, we believe our ULTC results could potentially demonstrate a more durable clinical outcome." Please clarify what you mean by a more durable clinical outcome. Additionally, we note that the data presented in the chart on page 213 is not based on head-to-head clinical trials. You may not present a comparison of your product candidate to other products or third party product candidates unless you have conducted head-to-head trials. You may present objective result of clinical trials, but such results should not be compared to alternative products unless head-to-head studies were conducted. Accordingly, please remove these comparisons from the prospectus.

Clinical Data, page 217

28.   Please revise this section to include a brief description of the October 2021 SAE that occurred during the US pivotal clinical study of the CE marked iCLAS™ Cryoablation Catheter, the six month voluntary pause in the study, and the subsequent resumption of the

study following the May 2022 FSCA submission.

Adagio's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 235

29.   Considering the significance of the research and development expense to your operating results, please expand your disclosures to include the types of expenses incurred during each period presented for each of your product candidates. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development expenses by project. Also, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (*i.e.*, by nature or type of expense) which should reconcile to total research and development expense. In this regard, we note your disclosures on page 216 that your product portfolio consists of three product families.

Employment Arrangements with Named Executive Officers, page 247

30.   We note your disclosure regarding the Dahldorf offer letter. Please file the offer letter as an exhibit to the registration statement or explain why you are not required to do so.

Beneficial Ownership of Securities, page 255

31.   Please disclose the natural person or persons who have voting and dispositive control over the shares held by Glazer Capital, LLC and Radcliffe Capital Management, L.P. (footnotes 9 and 10 to the beneficial ownership table).

Related Party Loans, page 259

32.   Please revise the first and second paragraph of this section to identify the related party and "an affiliate of the Sponsor," as well as the basis on which the person is a related party. Refer to Item 404(a)(1) of Regulation S-K.

Index to Financial Statements, page F-1

33.   Pursuant to Item 14(e) of the Form S-4, please provide financial statements of the registrant, Aja HoldCo, Inc. Please also include the registrant in a separate column in the pro forma financial information provided in accordance with Article 11-02(a)(4) of Regulation S-X.

Adagio Medical, Inc. Financial Statements
Note 2 - Summary of Significant Accounting Policies
Inventory, page F-75

34.   We note your statement that cost for inventory is determined principally under standard cost methods. Please revise your disclosure to state the specific inventory costing method

utilized (*e.g.*, LIFO, FIFO, average, specific identification, et cetera). Refer to ASC 330-10-50-1 for guidance.

Note 5 - Property and Equipment, page F-80

35. Please either separately present the carrying value of the Consoles in the table or disclose the amount as a footnote to the table. Also, specifically disclose the useful life of the consoles.

Note 15 - Subsequent Events, page F-90

36. Please disclose the specific date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.

Annex R -- Form of Proxy Card, page R-1

37. We note that your proxy card is seven pages long and appears to include entire clauses of the merger agreement. Please consider clarifying your proxy card in plain English.

Signatures, page II-7

38. Please have the majority of your board sign the registration statement or advise why the filing is signed by two people only in their individual capacities. In this regard, we note your disclosure on page 185 where you appear to indicate that your board consists of six directors. Refer to Instruction 1 to the Signature section of Form S-1.

General

39. Please disclose that ARYA has received a notice from the staff of the Listing Qualifications Department of the Nasdaq Stock Market regarding non-compliance with Nasdaq Rule IM-5101-2, as disclosed in ARYA's Form 8-K filed on February 28, 2024. Please revise your disclosure throughout the filing to briefly describe the Nasdaq notice and its potential consequences. In addition, provide an update on the status of this notice and the status of any hearing related to the notice. Finally, add risk factor disclosure related to potential delisting from the exchange.

40. We note your disclosure on page 92 that Goldman Sachs & Co. LLC waived its deferred underwriting commission what would otherwise be due to it upon the closing of the business combination. Please address the following:
    • Disclose how this waiver was obtained, why the waiver was agreed to, and clarify ARYA's current relationship with Goldman Sachs.
    • Please disclose the basis for your conclusion that "no inference should be drawn that Goldman Sachs & Co LLC agrees with the disclosure regarding its waiver."
    • Describe what relationship existed between Goldman Sachs and ARYA after the close of the IPO, including any financial or merger-related advisory services conducted by Goldman Sachs. For example, clarify whether Goldman Sachs had any role in the identification or evaluation of business combination targets.

- Disclose whether ARYA's or Adagio's boards of directors relied on the work performed by Goldman Sachs related to the merger transaction.
- Tell us whether Goldman Sachs was involved in the preparation of any disclosure that is included in this draft registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, if true, please clarify whether Goldman Sachs claims no role in the SPAC's business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

41. We note your disclosure that Annexes A through I are included in the filing, but we are unable to locate them. Please include these annexes in your next amendment.

42. We note your disclosure related to the "Base Warrants" and "Pre-Funded Warrants." Please disclose the material terms and the dates of signing the Base Warrant Agreement and the Pre-Funded Warrant Agreement. Disclose the exercise price or formula for the pre-funded warrants and the warrant holders' obligation not to redeem their shares for a specified period of time. Consider adding a question and answer related to the pre-funded warrants and appropriate risk factor disclosure.

Please contact Tracey Houser at 202-551-3736 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Peter Seligson, Esq.